UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

BakBone Software Incorporated
(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with  Rule 12g3-2(b): 82                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: August 20, 2002	By	/s/ KEITH RICKARD

Title: President and Chief Executive Officer

BakBone™

POWERFUL

MODULAR

SIMPLE

FIRST QUARTER REPORT FISCAL 2003
THREE MONTHS ENDED JUNE 30

Q1

August 16, 2002

PRESIDENT’S MESSAGE
To our valued shareholders:

Please allow me to begin by stating that we have closed another successful quarter: our revenues continue to grow, our operating expenses are within planned levels, we are adding key personnel to drive our future success, we are winning larger and more noteworthy customers with our world-class products, and we are executing on our many other initiatives.

Financial Highlights

I would like to point out a few key aspects of our financial progress. I am pleased to report another quarter of sequential revenue growth (+18%), as well as a strong performance over the corresponding quarter last year (+124%). These impressive results are very pleasing to us at BakBone, as I am sure they are to you our shareholders. In these difficult economic times there are very few companies that are able to report such positive growth trends.

A notable event from our first quarter is that our operating expense line grew slightly. However, I hasten to assure you this was well in line with our plans. Additional headcount was needed for sales and support, as we continue to increase our worldwide market share. Now that we have made the necessary hires, we do not anticipate any substantial increases in operating expenses for the remaining three quarters of this fiscal year.

Revenue continues to grow in all of BakBone’s global regions. In particular, our Pacific Rim region once again produced very strong revenues, posting an impressive 168% growth over the same quarter last year. Our North American and European operations posted admirable growth in revenues overall, 117% and 74% over the same quarter last year, respectively.

Most significantly, the Pacific Rim region is approaching 50% revenue contribution from customers outside of Japan.

Our recently established operations in China and Korea are quickly showing traction, as are the operations in Southeast Asia and Australia/New Zealand. This is not to say that Japan-related revenues are falling – they are still growing strongly. However, we are seeing rapid growth in the new Pacific Rim territories that we have been building out over the past few quarters.

Sales Strategy

I am often asked by industry analysts and others why have we been able to succeed when our competitors seem to be struggling?

Our go-to-market strategy is based on two key foundations. The first is that BakBone solutions present one of the lowest Total Cost of Ownership (TCO) propositions available today. TCO is a frequently used metric in our industry. It includes not just the cost of the software license, but also the costs to install and deploy it, the resources needed to administer the product, the cost of continued training, and several other factors, all calculated over the expected life of the product.

We just recently participated in a study that compared NetVault’s TCO with two of our major competitors’ equivalent products. The results were very illuminating – BakBone’s product enjoys a 30% TCO advantage over our next nearest competitor, and our customers are more satisfied overall with our products than are our competitor’s customers! Interestingly, all of our customers in this survey had first evaluated our competitors’ products before they chose to purchase NetVault.

The second key foundation of our go-to-market strategy is the advantages our unique modular architecture brings. Backup modules for new databases and applications can be developed quickly and tested independently of the NetVault core. When completed, these modules merely plug into the core product in seconds—not unlike building blocks.

In contrast, our competitors have to unravel millions of lines of code every time a new product or feature enters the market. Typically their support for new features coincides with their product release cycle. BakBone’s support, on the other hand, isn’t “release locked”. This is a tremendous advantage for us – we already support more permutations of databases, applications and operating systems than anyone else. This allows us to be much faster to market than our competitors in addressing new support requirements for our customers.

Advancing Customer Relationships

I think it important to mention one of our key OEM’s – NCR Teradata. Our NetVault product is the backup/restore solution of choice for Teradata installations. We are very pleased with the positive way in which our relationship with Teradata has grown during the past 12 months. This past quarter, I am pleased to report to you, we have seen a significant increase in the amount of business we derive from this relationship versus a year ago.

We will continue to work hard to grow this and other partner relationships as we grow.

Capital Markets

Recently you may have seen our announcement regarding Salomon Smith Barney (SSB). We have selected them to assist us with developing a strategy for the capital markets. As I have said before, one of our strategic goals for BakBone is a listing on a major US exchange. I am pleased to share with you that there was keen interest in BakBone from amongst several significant investment banking firms.

As much as we selected SSB, they also in a sense, selected us. Having such an experienced and well respected Tier 1 firm to help develop, assess, and execute our capital markets strategy is a testament to the BakBone story. We have stressed our confidence in growing our market share based on our advantages and go-to-market plans, and I believe that SSB shares our conviction about BakBone’s long-term value.

Key Personnel Additions

BakBone was pleased to have recently announced the appointment of John Boose to the Board of Directors. John brings 30 years of storage industry experience, including many years in senior roles at Hewlett Packard. Most recently John has been on the faculty of the University of Northern Colorado teaching technology management and has consulted on strategic initiatives for several companies. John’s experience, both operationally and at a Board level, will allow him to make a significant contribution to BakBone, and we are fortunate to have him join us.

Leading our marketing strategy and execution is our new Vice President of Marketing, Peter Eck. Since coming on board, Peter has helped refine our strategy and our focus. As an example of this, our new website and associated online campaigns have resulted in a doubling of downloaded software evaluations, resulting in increased opportunities entering our sales pipeline!

Last but not least, last month saw the last of our open executive positions filled. I am pleased to say that Scott Petersen has joined BakBone as our Vice President of North American Sales. Scott brings many years of experience and success, including senior sales positions at Sterling Software and Actionpoint. Scott’s experience in channel-centric sales organizations and the software industry in general will be invaluable to our growth plans in North America.

In Closing

In closing, I reiterate the excellent position that BakBone is in, as a result of our technology, our revenue growth and our personnel throughout the World. Our commitment to you the shareholder is to continue to grow revenues while controlling expenses, in order to attain profitability as early as possible. Thank you for the strong support that you have given me and the BakBone team. We will continue to work hard to justify your trust!

Sincerely,

Keith Rickard
President and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report (including the following section regarding results of operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not an exclusive means of identifying forward-looking statements in the report. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, we can only base such statements on facts and factors that we currently know. Consequently, forward-looking statements are inherently subject to risks and uncertainties including, but not limited to, the risks described in the Risk Factors section and elsewhere in this report. Actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any events or circumstances that may arise after the date of this report.

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in this interim report and the audited consolidated financial statements and accompanying notes included in the our Annual Report for the year ended March 31, 2002. All amounts are expressed in United States dollars unless otherwise noted.

Overview

BakBone Software Incorporated is an international storage management software company that develops and markets high-performance software solutions for the open systems markets. Our corporate headquarters are located in San Diego, California. This facility houses executive management as well as sales, marketing, engineering, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, that concentrate on sales, marketing and administrative functions for the Asian and European regions, respectively. In addition, our United Kingdom and Beltsville, Maryland offices include engineering personnel responsible for the core development effort of our NetVault and MagnaVault software products, respectively.

We derive revenue from licensing software and from the sale of customer support services (maintenance) and professional services (training and consulting). We sell almost exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on the terms of their specific contract. We generally recognize revenue from licensing of software products when 1) the value added reseller, hardware distributor, application software vendor or system integrator (a “Partner”, and collectively the “Partners”) sells our software products to its customers, and 2) we deliver the sold software products either to the Partners for distribution or to the end-user directly. Our partners do not stock our products and thus there is no channel inventory. We defer revenues from the sale of customer support contracts and recognize such revenues over the term of the maintenance contract, which is generally one year.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in detail in Note 14 to the audited consolidated financial statements contained in our Annual Report for the year ended March 31, 2002.

The preparation of these financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to allowance for doubtful accounts, intangible assets valuation, income tax asset allowance, and contingencies. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	Revenue recognition;

•	Allowance for doubtful accounts; and

•	Valuation allowance for deferred tax assets.

These policies, and our procedures related to these policies, are described in detail below and under specific areas within the discussion and analysis of our financial condition and results of operations.

Revenue Recognition

We derive revenue from licensing software and from the sale of customer support services (maintenance) and professional services (training and consulting). We sell almost exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on the terms of their specific contract. We generally recognize revenue from licensing of software products when 1) the value added reseller, hardware distributor, application software vendor or system integrator (a “Partner”, and collectively the “Partners”) sells our software products to its customers, and 2) we deliver the sold software products either to the Partners for distribution or to the end-user directly. Our partners do not stock our products and thus there is no channel inventory. We defer revenues from the sale of customer support contracts and recognize such revenues over the term of the maintenance contract, which is generally one year.
Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one-year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. As vendor specific objective evidence exists for each element, we use separate element accounting. We have standard payment terms, which we offer to all of our customers, and do not offer any extended payment terms. In addition, our sales agreements do not contain stock balancing rotation rights.

We define revenue recognition criteria as follows:

Persuasive Evidence of an Arrangement Exists.    It is our customary practice to have an executed written contract or a purchase order prior to recognizing revenue on an arrangement.

Delivery Has Occurred.    For all software sales, our software products are physically delivered to our customers, with standard transfer terms as FOB shipping point.

The Vendor’s Fee is Fixed or Determinable.    The fee our customers pay for the products is based on the established prices in the master price list. We have standard payment terms, which we offer to all customers, and we do not offer any extended payment terms.

Collection is Probable.    Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers where we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

The consolidated financial statements reflect a full valuation allowance against the net deferred income tax assets based on our assessment that it is more likely than not that we will not be able to utilize certain deductions before their expiry. Our assessment is based on a judgment of estimated loss before such deductions. Changes in the timing of the recognition and amount of revenues and expenses in the future may impact our ability to utilize these deductions.

Results of Operations

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Licensing Revenues

Licensing revenues increased approximately 135% to $3.1 million, 84% of total revenues, for the three months ended June 30, 2002, from $1.3 million, 80% of total revenues, for the three months ended June 30, 2001. Each region in which we operate experienced increased channel sales in existing geographic locations as well as additional licensing revenues from expansion into new geographic locations. In addition, original equipment manufacturer (OEM) sales of NetVault increased particularly in the North American and Asian regions. Overall, North America, Asia and Europe experienced licensing revenues growth of 128%, 178% and 79%, respectively, in the three months ended June 30, 2002 when compared to the three months ended June 30, 2001.

Service Revenues

Service revenues increased approximately 80% to $571,000, 16% of total revenues, for the three months ended June 30, 2002, from $318,000, 20% of total revenues, for the three months ended June 30, 2001. The increase in service revenues is directly related to the increased licensing revenues from sales to new customers and to the renewal of maintenance contracts from existing customers.

Cost of Revenues

Cost of revenues increased approximately 7% to $321,000 for the three months ended June 30, 2002 from $301,000 for the three months ended June 30, 2001. However, cost of revenues as a percentage of total revenues decreased during the three months ended June 30, 2002 from the three months ended June 30, 2001. The resulting improvement in gross margin as a percentage of revenues for the three months ended June 30, 2002 was due primarily to increased efficiencies in distributing and supporting our software products and to the fact that we did not increase customer support headcount during the three months ended June 30, 2002. The three months ended June 30, 2001 experienced such a headcount increase.

Gross margin on licensing revenues is substantially higher than gross margin on service revenues, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting and training services.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, benefits, commissions and travel for our worldwide sales and marketing staff. Sales and marketing expenses increased $357,000, or 13%, to $3.1 million for the three months ended June 30, 2002 from $2.8 million for the three months ended June 30, 2001. The increase was primarily due to the expansion of our Asian and European sales efforts and, to a lesser extent, to increased marketing efforts in each of our regions.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our worldwide engineering staff. Research and development expenses for the three months ended June 30, 2002 increased $118,000, or 11%, to $1.2 million from $1.1 million for the three months ended June 30, 2001. Engineering headcount increases accounted for the increase in research and development expenses.

General and Administrative Expenses

General and administrative expenses include salaries and benefits for corporate personnel and other general and administrative expenses, such as facilities and professional services. General and administrative expenses for the three months ended June 30, 2002 decreased $229,000, or 14%, to $1.4 million from $1.6 million for the three months ended June 30, 2001. The decrease resulted primarily from decreased professional services costs, mainly related to the significant costs incurred during the three months ended June 30, 2001 in connection with the preparation and filing of the Form 20-F Registration Statement with the U.S. Securities and Exchange Commission. Furthermore, general corporate cost reductions contributed to the decrease in general and administrative expenses.

Stock-based Compensation

Effective April 1, 2002, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, under which we are required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and all direct awards of stock to employees. We will continue to use settlement date accounting to account for employee stock options.

During the three months ended June 30, 2002, we recognized $396,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services they rendered to us. The fair value of the vested portion of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation during the quarter.

Amortization of Goodwill

Effective April 1, 2002 and pursuant to CICA Handbook Section 3062, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but is reviewed periodically for impairment. Therefore, we incurred no amortization expense during the three months ended June 30, 2002 compared to $930,000 of amortization expense during the three months ended June 30, 2001.

Liquidity and Capital Resources

As of June 30, 2002, we had cash and cash equivalents of $4.7 million compared to $5.5 million as of March 31, 2002, a decrease of $812,000. Cash used in operations for the three months ended June 30, 2002 was

$2.0 million, which consisted of a net loss of $2.9 million partially offset by non-cash depreciation of $222,000 and stock-based compensation of $396,000. Operating activities that contributed to the use of cash included increases in accounts receivable and other assets of $136,000 and $84,000, respectively. Operating activities that provided a source of cash included increases in accounts payable, accrued liabilities and deferred revenue of $183,000, $173,000 and $173,000, respectively.

Cash used in investing activities during the three months ended June 30, 2002 included capital equipment purchases of $86,000.

Cash provided by financing activities during the three months ended June 30, 2002 was $1.3 million, which related to the exercise of warrants. Cash used in financing activities during the three months ended June 30, 2002 included payments on capital lease obligations of $46,000 and payments on debt of $187,000.

We have no material cash commitments other than obligations under our credit facility and capital and facilities leases. Estimated uses of cash for the remainder of fiscal 2003 include expenditures for capital equipment of approximately $300,000.

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. We believe that existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek additional sources of funding. Internally generated funds may not be sufficient to meet our liquidity requirements, and in that case, we may be required to obtain additional credit facilities from either our existing credit facility provider or others. Additional debt would result in increased interest expense and could result in financial covenants that would restrict our operations. Additionally, a decrease in demand for our products and services could adversely affect our business, which in turn, could adversely affect our ability to renew existing credit facilities or obtain access to new credit facilities in the future. We may also seek additional sources of funding, including public or private issuance of equity instruments; however, there is no guarantee that such sources will be available in amounts or on terms acceptable to us, if available at all. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders.

As of June 30, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts.

New Accounting Pronouncements

In September 2001, the CICA issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The new standards require that the purchase method of accounting be used for business combinations and that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet in order to be recognized and reported apart from goodwill. We have adopted these new standards as of April 1, 2002 and accordingly have discontinued the amortization of existing goodwill.

In connection with the transitional goodwill impairment evaluation specified by Section 3062, we are required to assess whether goodwill was impaired as of April 1, 2002. As of June 30, 2002, as allowed by Section 3062, we had not completed the first step in our transitional impairment test of goodwill. In accordance with the guidelines of this section, we will complete this step by the end of the second quarter of fiscal 2003 ending September 30, 2002, and will, if necessary, record a transitional impairment charge upon completion of the second step, no later than the fourth quarter of fiscal 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to the opening accumulated deficit balance as of April 1, 2002.

Effective April 1, 2002, we also adopted the new CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, under which we are required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. We will continue to use settlement date accounting to account for employee stock options.

Risk Factors

You should consider each of the following factors as well as the other information in this report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline.

Competition in our target markets could reduce our sales on several fronts.

We have a number of competitors in our target markets. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development. Our existing and future competitors could introduce products with superior features, scalability and functionality at lower prices than our products. Our competitors could also bundle existing or new products with other more established products or gain market share by acquiring or forming strategic alliances with our other competitors. We expect to face additional competition from these companies in the future. If our competitors are successful at gaining market share, our business, operating results, and financial condition could be materially adversely affected.

We may require additional capital and may have to raise such capital in a manner that would dilute our shareholder’s ownership interest in us.

Our actual expenses may exceed our projected amounts and/or actual revenues may be less than we currently project, in which case we may need to raise additional funds from lenders and equity markets in the future. In addition, we may choose to raise additional financing in order to capitalize on market opportunities that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. We cannot assure you that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us or at all. If we raise additional capital or arrange for debt financing through mechanisms, which involve additional issuance of our common stock, control of the Company may change and shareholders may experience dilution to their equity interest in the Company.

Failure to manage our growth effectively could adversely affect our business.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new senior management and employees;

•	control expenses; and

•	integrate geographically dispersed operations.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Inability to protect our technologies could affect our ability to compete.

We may potentially receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

Inability to protect our proprietary information will adversely affect our business.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under “shrink wrap” license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products have a short product life cycle.

Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products, we may not be able to achieve and sustain the level of sales required for success.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the SAN (Storage Area Network) market and the NAS (Network Attached Storage) market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our quarterly revenue may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenue in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our license revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the timing and magnitude of sales through our OEM customers;

•	the introduction, timing and market acceptance of new products;

•	the rate of adoption of network attached storage appliance and storage area networks technologies and the timing and magnitude of sales of our products and services for these markets;

•	the extent to which our customers renew their maintenance contracts with us;

•	changes in our pricing policies and distribution terms; and

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors.

You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenue in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenue shortfall. Therefore, any significant shortfall in revenue will likely have an immediate adverse effect on our operating results for that quarter.

Existing strategic alliances may be terminated and we may be unable to develop new relationships.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third-party suppliers, value added resellers (VARs), value added distributors (VADs), OEMs and other businesses integral to our future success. None of our channel partners or OEMs has any obligation to continue selling our products and any of them may terminate their relationship with us at any time. We cannot assure you that existing strategic alliances will not be terminated or modified in the future nor can we assure you that we will be able to develop new relationships.

A portion of our future revenue is expected to come from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor’s product in lieu of our product.

We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship, or to continue selling any of our products and may terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenues from a limited number of software products. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenues could decrease and our business and operating results would be adversely affected.

We derive a significant amount of revenues from only a few customers.

If any of our largest customers were to reduce purchases from us, our business would be adversely affected. Many of these customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. We do not have a contract with any of these customers that requires the customer to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products and adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We may be unable to hire and retain qualified employees.

Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. We need to hire and retain sales, technical, and senior management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters are located, and the high costs of living in this area make our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel.

We rely on competing equipment manufacturers as a material source of revenues.

A portion of our revenues is expected to come from our OEMs that incorporate our storage management software into their hardware solution. Risks associated with our OEM customers include:

•	we have no control over the shipping dates or volumes of systems they ship;

•	they have no obligation to recommend or offer our software products;

•	they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

•	they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

•	they could develop enhancements to and derivative products from our products; and

•	they could change their own base products, which could make it difficult for us to adapt our products to theirs.

Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and our operating results.

Our foreign operations and sales create unique problems that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many other businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of June 30, 2002, we had 41 employees in Europe and 27 employees in Japan. Our foreign operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•
fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries; and

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations.

In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on our operations.

Foreign Currency

Our revenues result mainly from sales made in U.S. dollars, British pounds and Japanese yen. We will continue to incur operating costs mainly in U.S. dollars, British pounds, Japanese yen and, to a lesser extent, Canadian dollars. Thus, our operations are susceptible to fluctuations in currency exchange rates. We do not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	June 30, 2002	March 31, 2002
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$4,690	$5,502
Restricted cash	804	804
Accounts receivable, net of allowance for doubtful accounts of $54 and $72, respectively	3,425	3,289
Other assets	627	588

Total current assets	9,546	10,183
Capital assets, net	2,685	2,762
Goodwill, net	4,985	4,784
Other assets	612	567

Total assets	$17,828	$18,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$828	$645
Accrued liabilities	2,111	1,938
Deferred revenue	1,470	1,297
Current portion of capital lease obligations	190	201
Loans from related parties	70	63

Total current liabilities	4,669	4,144
Capital lease obligations, excluding current portion	19	54
Notes payable	1,763	1,950

Total liabilities	6,451	6,148

Shareholders’ equity:
Share capital, no par value, unlimited shares authorized, 54,343,756 and 53,121,681 shares issued and outstanding, respectively	53,532	51,861
Share capital to be issued	2,877	2,877
Share capital held by subsidiary	(66)	(66)
Accumulated deficit	(44,257)	(41,379)
Cumulative exchange adjustment	(709)	(1,145)

Total shareholders’ equity	11,377	12,148

Total liabilities and shareholders’ equity	$17,828	$18,296

APPROVED BY THE BOARD:

(Signed)	“Archie Nesbitt”	(Signed)	“J.G. (Jeff) Lawson”
	Director		Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share and share data)
(Unaudited)

	Three months ended
	June 30, 2002	June 30, 2001
Revenues	$3,630	$1,621
Cost of revenues	321	301

Gross margin	3,309	1,320

Operating expenses:
Sales and marketing	3,139	2,782
Research and development	1,241	1,123
General and administrative (excluding $396 related to stock-based compensation)	1,368	1,597
Stock-based compensation	396	—

Total operating expenses	6,144	5,502

Operating loss	(2,835)	(4,182)
Interest expense, net	(29)	(5)
Amortization of goodwill	—	(930)
Foreign exchange gains, net	9	24
Other (expense) income, net	(23)	73
Minority interest	—	13

Net loss	$(2,878)	$(5,007)

Net loss per share—basic and diluted	$(0.06)	$(0.14)

Weighted-average common shares	50,256,591	35,388,261

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	June 30, 2002	June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,878)	$(5,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	222	1,148
Stock-based compensation	396	—
Minority interest	—	(13)
Changes in assets and liabilities
Accounts receivable, net	(136)	166
Other assets	(84)	20
Accounts payable	183	(486)
Accrued liabilities	173	(119)
Deferred revenue	173	219

Net cash used in operating activities	(1,951)	(4,072)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(86)	(172)

Net cash used in investing activities	(86)	(172)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of capital lease obligations	(46)	(37)
Payments of debt	(187)	(23)
Proceeds from issuance of special warrants	—	9,706
Proceeds from exercise of warrants	1,273	—
Proceeds from exercise of stock options	—	8

Net cash provided by financing activities	1,040	9,654

Effect of exchange rate changes on cash and cash equivalents	185	(18)

Net (decrease) increase in cash and cash equivalents	(812)	5,392
Cash and cash equivalents, beginning of period	5,502	3,815

Cash and cash equivalents, end of period	$4,690	$9,207

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

(in U.S. dollars)
(Unaudited)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of Business

BakBone Software Incorporated (BakBone), a Canadian company, is an international storage management software company that develops and globally distributes storage management solutions to the open systems markets, providing data protection and management solutions scalable from workgroup to enterprise. The Company’s corporate headquarters is located in San Diego, California.

(b)  Basis of Presentation

The information as of June 30, 2002 and for the three months ended June 30, 2002 and 2001 is unaudited. The consolidated financial statements include the accounts of BakBone and its subsidiaries, collectively referred to as the Company, after elimination of all significant intercompany balances and transactions. In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of and for the three months ended June 30, 2002. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended March 31, 2002.

(c)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Reclassification

Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

2.	GOODWILL AND INTANGIBLE ASSETS—ADOPTION OF SECTION 3062

In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The new standards require that the purchase method of accounting be used for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet in order to be recognized and reported apart from goodwill.

The Company has adopted these new standards as of April 1, 2002 and accordingly has discontinued the amortization of all existing goodwill.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the transitional goodwill impairment evaluation specified by Section 3062, the Company is required to assess whether goodwill was impaired as of April 1, 2002. As of June 30, 2002, as allowed by Section 3062, the Company had not completed the first step of its transitional impairment test of goodwill. In accordance with the guidelines of this section, the Company will complete this step by the end of the second quarter of fiscal 2003 ending September 30, 2002, and will, if necessary, record a transitional impairment charge upon completion of the second step, no later than the fourth quarter of fiscal 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to the opening accumulated deficit balance as of April 1, 2002.

Effective April 1, 2002, the Company had goodwill of $4.8 million, which is no longer being amortized. This change in accounting policy has not been applied retroactively nor have the amounts presented for prior periods been restated for this change. The impact of this change is as follows (in thousands):

	Three months ended June 30, 2002	Three months ended June 30, 2001
Net loss, as reported	$(2,878)	$(5,007)
Add: amortization of goodwill	—	930

Net loss before amortization of goodwill	$(2,878)	$(4,077)

Net loss per share:
Net loss, as reported	$(0.06)	$(0.14)

Net loss before amortization of goodwill	$(0.06)	$(0.12)

3.	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS—ADOPTION OF SECTION 3870

Effective April 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, under which the Company is required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options.

During the three months ended June 30, 2002, the Company recognized $396,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services rendered to the Company. The fair value of the vested portion of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation during the quarter.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the disclosures relating to the Company’s outstanding stock options presented in Note 5 of the audited annual financial statements, the new Canadian standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma loss per share as if the Company had accounted for its stock options issued since April 1, 2002 under the fair value method. A summary of the pro forma disclosure and the impact on the unaudited consolidated statement of operations is presented in the table below (in thousands):

Three months ended June 30, 2002
Net loss, as reported	$(2,878)
Compensation expense related to the fair value of stock options	616

Pro forma net loss	$(3,494)

Net loss per share:
Net loss, as reported	$(0.06)

Pro forma net loss—basic and diluted	$(0.07)

The fair value of options granted during the three months ended June 30, 2002 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of zero, expected volatility of 100%, weighted-average risk-free rate of return of 3.81%, and weighted-average expected life of 2.64 years.

The Company has assumed no forfeiture rate; adjustments for actual forfeitures will be made in the period they occur. The weighted-average fair value of options issued in the three months ended June 30, 2002 was $0.72.

4.	SEGMENT INFORMATION

The Company has segmented its operations by product line. Operating revenues are generated from the licensing of software and sales of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments:

	Three months ended June 30, 2002	Three months ended June 30, 2001
Revenues
Licensing:
NetVault	$2,895	$958
MagnaVault	164	345

Total	$3,059	$1,303

Services:
NetVault	$433	$200
MagnaVault	138	118

Total	$571	$318

Total Revenues	$3,630	$1,621

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents a summary of revenues, capital assets and goodwill by major geographic region:

	Three months ended June 30, 2002	Three months ended June 30, 2001
Revenues
Licensing:
Europe	$509	$284
Asia	1,263	454
North America	1,287	565

Total	$3,059	$1,303

Services:
Europe	$111	$73
Asia	134	67
North America	326	178

Total	$571	$318

Total Revenues	$3,630	$1,621

	Europe	Asia	North America	Total
Identifiable assets at June 30, 2002:
Capital assets, net	$447	$284	$1,954	$2,685
Goodwill, net	$1,022	$—	$3,963	$4,985

Identifiable assets at March 31, 2002:
Capital assets, net	$431	$261	$2,070	$2,762
Goodwill, net	$821	$—	$3,963	$4,784

5.	SUBSEQUENT EVENT

In July 2002, the Company issued 2,100,000 common shares that had been reserved for issuance in connection with the Company’s March 2002 minority interest acquisition of BakBone Software KK.